ADITYA BIRLA GROUP

08000435

AM:SJV:STEX:07

January 15, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SUPPL

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Clause 35 of the Listing Agreement

Please find enclosed herewith shareholding pattern of the Company under Clause 35 of the Listing Agreement for the quarter ended **31ST DECEMBER, 2007.**

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
ASST.VICE PRESIDENT & COMPANY SECRETARY

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

Encl : as above

Statement Showing Shareholding Pattern

Name of the Company : Hindalco Industries Limited

Scrip Code : 500440 (BSE), HINDALCO (NSE) — **AS ON** 31/12/2007

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares: As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family	7	1291496	0	0.12	0.11
(b)	Central Government/ State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	14	367999578	208517442	33.94	29.99
(d)	Financial Institutions/ Banks	0	0	0	0.00	0.00
(e)	Any Others (Specify) - Trust	1	16316130	16316130	1.50	1.33
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	**22**	**385607204**	**224833572**	**35.57**	**31.42**
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)	0	0	0	0.00	0.00
b	Bodies Corporate	0	0	0	0.00	0.00
c	Institutions	0	0	0	0.00	0.00
d	Any Others(Specify)	0	0	0	0.00	0.00
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**22**	**385607204**	**224833572**	**35.57**	**31.42**
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	304	39891646	39851566	3.68	3.25
(b)	Financial Institutions / Banks	112	7265059	7182009	0.67	0.59
(c)	Central Government/ State Government(s)	1	287480	0	0.03	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	15	130022085	130015865	11.99	10.60
(f)	Foreign Institutional Investors	219	169848869	169820489	15.67	13.84
(g)	Foreign Venture Capital Investors	0	0		0.00	0.00
(h)	Any Other (specify)				0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	**651**	**347315139**	**346869929**	**32.04**	**28.30**
B 2	**Non-institutions**					
(a)	Bodies Corporate	3392	127852185	125843598	11.79	10.42
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	330301	143422928	116386470	13.23	11.69
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	60	26184022	24752577	2.42	2.13
(c)	Non-Residents Individuals	7201	19865074	16332366	1.83	1.62
(c-i)	Foreign Bodies Corporate	13	32726843	171133	3.02	2.67
(c-ii)	Foreign Nationals		0		0.00	0.00
	Any Other (specify)					
a	shares in Transit	860	1190747	1190747	0.11	0.10
b	Educational Trusts				0.00	0.00
	Sub-Total (B)(2)	**341827**	**351241799**	**284676891**	**32.40**	**28.62**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**342478**	**698556938**	**631546820**	**64.43**	**56.93**
	TOTAL (A)+(B)	**342500**	**1084164142**	**856380392**	**100.00**	**88.35**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	142966050	142966050		11.65
	GRAND TOTAL (A)+(B)+(C)	342501	1227130192	999346442		100.00

HINDALCO INDUSTRIES LIMITED MUMBAI

(I) (b) Statement showing shareholding of persons belonging to the category Promoters and Promoters Group

NAME OF THE PROMOTERS	No. of Shares	(%)
ADITYA BIRLA NUVO LIMITED	20395162	1.66
BIRLA GROUP HOLDINGS PRIVATE LIMITED	4712027	0.38
BIRLA INSTITUTE OF TECHNOLOGY AND SCIENCE	21583090	1.76
GLOBAL HOLDINGS PRIVATE LIMITED	3936	0.00
GRASIM INDUSTRIES LTD	29369025	2.39
HERITAGE HOUSING FINANCE LIMITED	396591	0.03
IGH HOLDINGS PRIVATE LIMITED	88307573	7.20
MANAV INVESTMENT & TRADING CO. LTD.	672571	0.05
MANGALAM SERVICES LIMITED	95608	0.01
PILANI INVESTMENT & IND. CORP. LTD.	29185398	2.38
TGS INVESTMENT AND TRADE PRIVATE LIMITED	365749	0.03
TRAPTI TRADING & INVESTMENTS PVT LTD	72144187	5.88
TRUSTEE HOLDING SHARES UNDER THE SCHEME OF MERGER OF HIL/IGCL/IGFL ON BEHALF OF HINDALCO	16316130	1.33
TURQUOISE INVESTMENT AND FINANCE P LIMITED	82258728	6.70
UMANG COMM. CO.LTD	18509933	1.51
ADITYA VIKRAM KUMAR MANGALAM BIRLA HUF	347097	0.03
KUMAR MANGALAM BIRLA	466140	0.04
KUMAR MANGALAM BIRLA F & N G OF ANANYASHRE	19295	0.00
KUMAR MANGALAM BIRLA KARTA OF AVKM BIRLA H	2135	0.00
NEERJA BIRLA	61740	0.01
RAJASHREE BIRLA	310170	0.03
VASAVADATTA BAJAJ	84919	0.01
TOTAL	**385607204**	**31.42**

(I) (C) Statement showing shareholding of persons belonging to the category
* Public and holding more than 1% of the total numbers of shares

SN	Name of shareholders	No of shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	MORGAN GUARANTY TRUST COMPANY OF NEW YORK, ASDEPOSITARY	142966050	11.65
2	LIFE INSURANCE CORPORATION OF INDIA	90193061	7.35
			-
	Total	233159111	19.00

(I)(d) Statement showing details of locked in shares

SN	Name of shareholders	No of locked in shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	IGH HOLDINGS PRIVATE LIMITED	67500000	5.50
Total		67500000	5.50

Note:

Sr. No. 1 holding of promoter group company is locked-in upto 10/04/2010

HINDALCO INDUSTRIES LIMITED * MUMBAI

(II)(b) Statement showing holding of Depository Receipts (DRs) where underlying Shares are in excess of 1% of total number of shares

SN	Name of DR holders	Type of outstanding DR (ADR,GDR,SDR,etc)	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	Morgan Guarantee Trust Company of New York, as Depository	142966050	142966050	11.65
	Total	142966050	142966050	11.65

HINDALCO INDUSTRIES LIMITED MUMBAI

SN	Notes
1	As per the terms of the Right offer closed in January 2006, the Board of Directors in their meeting held on 31/07/07 decided to send final call notice of Rs 48/- per share. The last date of the call money was fixed on 01/10/2007. The Board of Directors decided to accept payment of call money upto 31/10/2007 without payment of interest. The corporate action for crediting fully paid-up shares has been carried out by the Company on receipt of payment from the shareholders. The total number of shareholders shown in the shareholding pattern were taken considering holding of shreholders separately in fully paid-up and partly paid-up shares.
2	Depository Receipts (as per "C" above) includes 1,000 GDRs held by M/s Surya Kiran Investments PTE Limited, a promoter Group Company, as per disclosure received from them.
3	Shareholding as a percentage of total no. of shares is calculated irrespective of the amount paid on such shares.
4	Holding in partly paid-up shares and fully paid-up shares are considered as two separate folios for the purpose of calculating number of shareholders.
5	
6	

HINDALCO INDUSTRIES LIMITED MUMBAI

(II)(a) Statement showing details of Depository Receipts (DRs)

SN	Type of outstanding DR (ADR,GDR,SDR,etc)	No of outstanding DRs	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	GDR	142966050	142966050	11.65
	Total	142966050	142966050	11.65

HINDALCO INDUSTRIES LIMITED MUMBAI

END